Exhibit G

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE


SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

March __, 2004

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by April __, 2004 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After April __, 2004, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

ALLIANT ENERGY CORPORATION (70-[___])
--------------------------

Notice of Proposed Amendment to Restated Articles of Incorporation of Registered
--------------------------------------------------------------------------------
Holding Company; Order Authorizing Solicitation of Proxies
----------------------------------------------------------

     Alliant Energy Corporation ("Alliant Energy"), a registered holding company whose principal business address is at 4902 N. Biltmore Lane, Madison, Wisconsin 53718, has filed an application/declaration with the Commission in this proceeding pursuant to Sections 6(a), 7 and 12(e) of the Act and Rules 62 and 65 promulgated thereunder.

     Alliant Energy's principal public-utility subsidiaries are Interstate Power and Light Company, Wisconsin Power and Light Company, and South Beloit Water, Gas and Electric Company (collectively, the "Utility Subsidiaries"). Together, the Utility Subsidiaries provide public-utility service to approximately 965,000 electric and 408,000 retail gas customers in parts of Wisconsin, Iowa, Minnesota, and Illinois. Alliant Energy also indirectly holds 25% of the common stock of ATC Management, Inc. and a 25% membership interest in American

Transmission Company, LLC, which were formed to acquire, own and manage the Wisconsin transmission assets of Alliant Energy and certain other Wisconsin electric utility companies.

     Alliant Energy's direct non-utility subsidiaries include Alliant Energy Corporate Services, Inc., a subsidiary service company, and Alliant Energy Resources, Inc. ("AER"), which serves as the holding company for substantially all of Alliant Energy's non-utility investments and subsidiaries. AER owns five principal direct subsidiaries that are engaged, directly and indirectly through other subsidiaries, in (i) providing environmental consulting and engineering services, (ii) energy-related businesses, including, among others, the brokering and marketing of electricity and natural gas, gas supply and fuel management services, steam production and sale, and energy-management services, (iii) owning and/or operating "exempt wholesale generators" and "foreign utility companies," as defined in Sections 32 and 33, respectively, of the Act, (iv) rail transportation, and (v) management of investments in telecommunications.

     Alliant Energy is seeking authorization to amend its Restated Articles of Incorporation, as amended ("Restated Articles"), to increase the number of authorized shares of common stock that it may issue from 200 million to 240 million, and to solicit shareholder consents in connection with such amendment for use at its annual shareholders' meeting ("Annual Meeting") scheduled for May 21, 2004 ("Proxy Solicitation").

     Alliant Energy states that it is currently authorized under its Restated Articles to issue 200,000,000 shares of common stock, $0.01 par value per share. As of December 31, 2003, 110,962,910 shares were issued and outstanding, and another 68,032,959 shares were reserved for issuance under various plans maintained for shareholders and employees and under Alliant Energy's Rights Agreement,/1/ leaving only 21,004,131 authorized shares of Alliant Energy common stock that are not reserved and that may be issued for any future business purposes. Accordingly, Alliant Energy's Board of Directors has approved for submission to its shareowners at its 2004 Annual Meeting an amendment to the Restated Articles to increase the number of authorized shares of common stock from 200,000,000 to 240,000,000.

     Alliant Energy states that that it will require in the future a greater number of authorized shares of common stock than is currently available under its Restated Articles to issue new equity to fund its capital expenditure program, including the recently announced domestic regulated generation build-out program./2/

----------
1 The Commission authorized Alliant Energy (then named Interstate Energy Company) to implement a Rights Agreement by order dated January 15, 1999 in File No. 70-9401. See Interstate Energy Company, Holding Co. Act Release No. 26965. Under the Right Agreement, following a triggering event, the outstanding rights (subject to certain limitations) could be exercised by the holders thereof to purchase common stock of Alliant Energy having a value equal to two times the Purchase Price (as defined under the Rights Agreement).

2 In December 2003, Alliant Energy announced that it intends to add a diversified portfolio of approximately 1,600 megawatts nameplate generation in its service area between 2004 and 2010 at an estimated capital cost of $650 million.

     Alliant Energy further requests authorization to solicit shareholder consents in connection with the proposed amendment to its Restated Articles at its Annual Meeting scheduled for May 21, 2004. In connection with the Proxy Solicitation, Alliant Energy has filed a preliminary proxy statement under the Securities Exchange Act of 1934, as amended. Alliant Energy states that, to approve the proposed amendment to the Restated Articles, the number of votes cast in favor of the proposed amendment must exceed the number of votes cast against it at the Annual Meeting. It is stated that the total fees, commissions and expenses paid or incurred or to be paid or incurred in connection with the proposed transactions are estimated at $21,000.

     It is stated that no state commission and no federal commission, other than this Commission, has jurisdiction over the proposed transactions.

     It appears that the application/declaration, to the extent that it relates to the proposed Proxy Solicitation, should be permitted to become effective forthwith pursuant to Rule 62.

     IT IS ORDERED, THEREFORE, that the application/declaration, to the extent that it relates to the proposed Proxy Solicitation be, and it hereby is, permitted to become effective forthwith pursuant to Rule 62, and subject to the terms and conditions prescribed in Rule 24 under the Act.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.


                                       3